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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Innovive Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
45774F105
(CUSIP Number)
April 25, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45774F105	13 G	Page	2	of	8	Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	James A. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		906,570

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		906,570

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	906,570

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	45774F105	13 G	Page	3	of	8	Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	RRC Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		824,177

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		824,177

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	824,177

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No.	45774F105	13 G	Page	4	of	8	Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	RRC Bio Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		824,177

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		824,177

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	824,177

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	45774F105	13 G	Page	5	of	8	Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Risk Reward Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		82,393

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		82,393

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	82,393

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

Page	6	of	8
Item 1.
(a) Name of Issuer: Innovive Pharmaceuticals, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 555 Madison Avenue, 25th Floor, New York, New York 10022
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by James A. Silverman, RRC Management, LLC, RRC Bio Fund, L.P. and Risk Reward Capital Management, Inc., who are collectively referred to as the “Reporting Persons.” Mr. Silverman (the “Manager”) is the manager of RRC Management, LLC (“Capital”), which is the sole general partner of RRC Bio Fund, L.P. (the “Fund”). Mr. Silverman is also the manager of Risk Reward Capital Management, Inc. (“Risk Reward”), which serves as investment adviser to a number of discretionary accounts. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
     (b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 124 Mt. Auburn St, Suite 200N, Cambridge, MA 02138.
(c) Citizenship: Capital is a Delaware limited liability company. The Fund is a Delaware limited partnership. Risk Reward is a Delaware corporation. The Manager is a U.S. citizen.
(d) Title and Class of Securities: Common stock, $0.001 par value (“Common Stock”)
(e) CUSIP Number: 45774F105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4. Ownership
In the aggregate, the Reporting Persons beneficially own 906,570 shares of the Common Stock of the Issuer, representing approximately 6.1% of such class of securities. The beneficial ownership of each Reporting Person is as follows: Mr. Silverman, as president of Risk Reward and as manager of Capital, the sole general partner of the Fund, beneficially owns 906,570 shares of Common Stock of the Issuer, representing approximately 6.1% of such class of securities. The number of shares which are beneficially own by Mr. Silverman has been determined based upon the current beneficial holdings of each of Risk Reward, Capital and the Fund, totaling 631,844 shares of Common Stock, plus 274,726 shares which the Fund has the right to acquire within 60 days of the date of this filing through the exercise of a warrant. The Fund and Capital each beneficially own 824,177 shares of the Common Stock of the Issuer, representing approximately

Page	7	of	8
5.5% of the class. The number of shares beneficially owned by each of Capital and the Fund has been determined based upon the current beneficial holdings of Capital and the Fund of 549,451 shares of Common Stock, plus 274,726 shares which the Fund has the right to acquire within 60 days of the date of this filing through the exercise of a warrant. Risk Reward, as investment adviser for a number of discretionary accounts, beneficially owns 82,393 shares of Common Stock of the Issuer held by such discretionary accounts, representing approximately 0.6% of such class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 14,916,309 shares of Common Stock, which represents 14,641,583 shares of the Common Stock of the Issuer outstanding as of the May 14, 2007, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarterly period ended March 31, 2007, plus the 274,726 shares issuable to the Fund upon exercise of a warrant, which warrant is exerciseable within 60 days of this filing.
The Fund has the power to vote and dispose of the shares of Common Stock beneficially owned by such Fund (as described above). Capital, as the sole general partner of the Fund, has the sole authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund (as described above). Risk Reward, as manager of each of the separate discretionary accounts which holds shares of the Issuer’s Common Stock, has the power to vote and dispose of the shares held beneficially by Risk Reward (as described above). The Manager, by virtue of his position as manager of Capital and sole director of Risk Reward, has the shared authority to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A
Item 8. Identification and Classification of Members of the Group
N/A
Item 9. Notice of Dissolution of Group
N/A

Page	8	of	8
Item 10. Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 11, 2007

RRC BIO FUND, L.P.

By: RRC Management, LLC
General Partner

By:	/s/ James A. Silverman
James A. Silverman Manager

RRC MANAGEMENT, LLC

By:	/s/ James A. Silverman

James A. Silverman Manager

RISK REWARD CAPITAL MANAGEMENT, INC.

By:	/s/ James A. Silverman

James A. Silverman President

/s/ James A. Silverman

James A. Silverman